FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of December 7, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated December 6, 2007 announcing Pixelplus’ co-development of ‘System-On-A-Chip’ image sensors with Sharp Corporation of Japan

Exhibit 99.1

Pixelplus Engages in the Co-Development of ‘System-On-A-Chip’ Image Sensors with Sharp Corporation of Japan

Press Release

SEOUL, South Korea, December 6, 2007 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that the Company engages in the co-development of ‘System-on-a-Chip’ (“SoC”) image sensors with Sharp Corporation of Japan (“Sharp”).

In the first quarter of 2007, the Company completed a co-development agreement with Sharp to jointly develop the enhanced PO5030 VGA SoC image sensor (“PO5030”) and, in July 2007, the Company unveiled samples of its PO5030, which features its PlusPixel2™ technology and incorporates Sharp’s pixel design and architecture based on Sharp’s CCD technology. The PO5030 is one of the industry’s smallest and most compact with an optical size of 1/10 inch based on 2.2 micron pixel size. Pixelplus and Sharp have co-developed the PO5030 in response to the increasing demand for ultra compact camera modules embedded in mobile devices such as 3G mobile phones with dual camera functionality. Based on its co-development with Sharp, the Company believes it will be in a position to furnish the PO5030 to module makers and mobile phone manufacturers beginning in the first quarter of 2008.

In moving forward, Pixelplus will expand its co-development with Sharp to include the 1.3, 2.0, and 3.2 megapixel SoC image sensors, as well as higher and more advanced megapixel SoC image sensors, featuring PlusPixel2™ technology and incorporating Sharp’s pixel design and architecture based on Sharp’s CCD technology.

“Our co-development of the PO5030 with Sharp was made possible through our collective vision and abundant efforts we have consistently displayed for this undertaking since 2006, and reflects the ongoing commitment of our companies to expand our global business,” said Dr. S.K. Lee, CEO of Pixelplus. “Pixelplus and Sharp are very pleased with this milestone achieved through our co-development, and we will continue to work closely with each other to co-develop higher resolution SoC image sensors, penetrate and establish ourselves in new mobile and non-mobile applications markets, and ramp new sources of revenue in moving ahead.”

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus’ securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do 443-766, Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

December 7, 2007